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                                                                      Exhibit 5



    establishes selection criteria for directors of the Corporation, considers the qualifications of prospective directors of the Corporation and, as vacancies occur, recommends nominees to the Board of Directors for appropriate action. The Committee will consider qualified nominees whose resumes are forwarded by shareholders to the Secretary of the Corporation, 30100 Chagrin Boulevard, Suite 100, Pepper Pike, Ohio 44124-5705. This Committee met six times during the fiscal year ended September 30, 1995.

(2) The Audit Committee is responsible for recommending to the Board of Directors the appointment of independent auditors for the fiscal year, reviewing with the independent auditors the scope of their proposed and completed audits, and reviewing with the Corporation's financial management and its independent and internal auditors other matters relating to audits and to the adequacy of the Corporation's system of internal accounting controls. This Committee met twice during the fiscal year ended September 30, 1995.

                          COMPENSATION OF DIRECTORS

    During the fiscal year ended September 30, 1995, there were eight meetings of the Corporation's Board of Directors. Each Director attended at least 75% of the meetings held by the Board of Directors and the committees of the Board of Directors on which he served. The Corporation compensates Directors, other than officers who are Directors, for their services by payment of an annual retainer of $13,000 and a fee of $850 for each Board or committee meeting attended. Committee chairmen who are not employees are paid an additional annual retainer of $4,000. In 1994, the Corporation adopted its Non-Employee Directors' Degerred Equity Compensation Plan, pursuant to which each non-employee director may elect to defer all or a portion of his retainer in the form of Common Shares of the Corporation. As compensation for consulting and advisory services to the Corporation, Stephen M. DuBrul, Jr. receives a retainer of $1,000 per month plus additional amounts agreed upon in advance for special projects. A total of $12,000 was paid for these services during the fiscal year ended September 30, 1995.

                              PERFORMANCE GRAPH

    The following graph compares cumulative total shareholder return on the Corporation's Common Shares with the cumulative total shareholder return on the common equity of the companies in the New York Stock Exchange Composite Index and a peer group of companies which are a part of Standard Industrial Code (SIC) 3669, communications equipment, not elsewhere classified (the "Peer Group"). The Corporation believes that this code best represents the communication and electronic characteristics of its major products. The Peer Group consists of the following companies: Acme-Cleveland Corporation, Alcatel Alsthom Compagnie Generale d'Electricite, American Sensors Inc., Amtech Corporation, Ancor Communications, Inc., BI, Incorporated, Checkpoint Systems, Inc., Code-Alarm, Inc., Destron Fearing Corporation, Detection Systems, Inc., Digital Link Corporation, Firetector Inc., General Signal Corporation, Harmon Industries, Inc., Image Sensing Systems Inc., International Electronics, Inc., ITI Technologies, Inc., La Barge Inc., LoJack Corporation, NAPCO Security Systems, Inc., NETCOM On-Line Communication Services, Inc., Nexus Telecommunication Systems Ltd. (Israel), Numerex Corp., Pittway Corporation, Premisys Communications, Inc., Response USA, Inc., Sensormatic Electronics Corporation, Union Switch & Signal Inc., Vicon Industries, Inc., and WinStar Communications, Inc.

    The graph also reflects the cumulative total shareholder return on the Corporation's Common Shares over this same period, as compared with the performance of the peer group index used in the Corporation's 1995 Proxy Statement, which was comprised of the public companies in SIC 354, metalworking machinery and equipment.


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